SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-9201


                           NOTIFICATION OF LATE FILING


(Check One):  |_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-QSB
              |_| Form N-SAR

              For Period Ended: June 30, 2000

      |_|   Transition Report on Form 10-K

      |_|   Transition Report on Form 20-F

      |_|   Transition Report on Form 11-K

      |_|   Transition Report on Form 10-Q

      |_|   Transition Report on Form N-SAR

            For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Liberty Group Holdings, Inc.

Full Name of Registrant



Former Name if Applicable

11 52nd Street

Address of Principal Executive Office (Street and Number)

Brooklyn, New York 11232


City, State and Zip Code



                                     PART II
                            RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant has been unable to obtain documentation from third parties necessary to the preparation of the Registrant's 10-QSB for the second quarter of 2000. As a result of the Registrant's inability to obtain such information, the Registrant's accountant has been unable to complete the necessary financial statements without unreasonable effort or expense. The registrant believes that the necessary documentation will be obtained in time to file the Registrant's 10-QSB within the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

      (1)   Name   and   telephone    number   of   person   to   contact   in
            regard  to  this notification

             David Lubin, Esq.                  (212)         592-6151

                 (Name)                      (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    |X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    |X| Yes   |_| No

                                    See attached Schedule A.

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Liberty Group Holdings, Inc.

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 11, 2000                By /s/ Barry L. Hawk

                                       Barry L. Hawk,
                                       President,   Chief Operations
                                       Officer and Secretary

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   Schedule A


It is anticipated that a significant change in the results of operations from the corresponding period for the Registrant's second quarter of 1999 will be reflected in the Registrant's Form 10-QSB for the second quarter of 2000. Prior to November 23, 1999, the Registrant was a "public shell" which had no assets, liabilities, management or ongoing operations and was not engaged in any business activities. Subsequent to the Registrant's filing of its 10-QSB for the second quarter of 1999, the Registrant purchased the operating assets of another corporation and has been actively engaged in business activities. As such, the Registrants 10-QSB for the second quarter of 2000 will show the effects of an operative business rather than the previously inoperative shell.

It is not practical to quantify the amount and change in the Registrant's results of operations.